Pricing Supplement Dated 6/24/2013	Rule 424 (b) (3)

(To Prospectus Dated January 6, 2012)	File No. 333-178919

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.35%

Effective Dates:	6/24/2013 through 6/30/2013